EXHIBIT 99.12
Notice to ASX/LSE

22 April 2022

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR/KMP to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares free of charge (‘matching shares’), conditional upon satisfying the terms of myShare. The matching shares are subject to a three-year holding period, and vest after this period.

Upon vesting, on 18 April 2022, the following PDMR/KMP received matching shares under myShare, of which sufficient were sold on 19 April 2022 to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	No: of Matching Shares Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share Sold	No: of Shares Retained
Rio Tinto plc shares	Baatar, Bold	16.5171	20.6041	8.911294	61.880933 GBP	11.692806
Rio Tinto plc shares	Barrios, Alfredo	16.1845	20.1894	5.872188	61.880933 GBP	14.317212
Rio Tinto plc shares	Cunningham, Peter	8.2585	10.3016	4.455412	61.880933 GBP	5.846188
Rio Tinto Limited shares	Kaufman, Sinead	14.3443	17.7428	0	-	17.7428
Rio Tinto plc shares	Trott, Simon	21.1674	26.4052	5.809092	61.880933 GBP	20.596108
Rio Tinto Limited shares	Vella, Ivan	12.3127	15.2299	7.415637	123.0284 AUD	7.814263

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the plan rules.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com
Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429	Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412
Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877	Investor Relations, Australia Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

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